Tranquility, Inc.

P.O. Box 110310,

Naples, Florida 34108-0106

June 29, 2009

William J. Kearns

Tia Jenkins

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

File No. 000-51413

Dear Mr. Kearns and Ms. Jenkins:

In connection with our written responses to your comment letter dated June 9, 2009, Tranquility, Inc. a Delaware corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Tranquility, Inc.

/s/ Dominick Pope, Chief Executive Officer